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SEC FILE NUMBER
8- 48091

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

SEC MAIL RECEIVED MAR 18 2002

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Berry-Shino Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14500 N. Northsight Blvd. Ste 101
(No. and Street)

Scottsdale (City) Arizona (State) 85260 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

R. Matthew Shino 480-315-3660 (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eide Bailly LLP
(Name — *if individual, state last, first, middle name*)

1702 East Highland Ste 100 (Address) Phoenix (City) Arizona (State) 85016 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 26 2002 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

STATE OF ARIZONA
COUNTY OF MARICOPA
March 15, 2002

OATH OR AFFIRMATION

I, R. Matthew Shino, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Berry-Shino Securities, Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

None

Signature

President
Title

Notary Public

OFFICIAL SEAL
PATRICIA SKIDMORE
Notary Public - State of Arizona
MARICOPA COUNTY
My Comm. Expires Nov. 24, 2002

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BERRY-SHINO SECURITIES, INC.

Financial Statements

December 31, 2001 and 2000

EideBailly LLP

Consultants • Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

The Board of Directors
Berry-Shino Securities, Inc.
Phoenix, Arizona

We have audited the accompanying statements of financial condition of ***Berry-Shino Securities, Inc.*** as of December 31, 2001 and 2000, and the related statements of income, changes in stockholders' equity, changes in subordinated borrowings and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Security Exchange Act of 1934. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ***Berry-Shino Securities, Inc.*** as of December 31, 2001 and 2000, and the results of its operations and cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Eide Bailly LLP
Phoenix, Arizona
March 8, 2002

1702 East Highland • Suite 100 • Phoenix, Arizona 85016-4665 • 602.264.5844 • Fax 602.277.4845
Offices in Arizona, Iowa, Minnesota, Montana, North Dakota and South Dakota - Equal Opportunity Employer

BERRY-SHINO SECURITIES, INC.
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2001 AND 2000

ASSETS	2001	2000
Cash and cash equivalents	$ 88,841	$ 287,857
Accounts receivable		
Commissions receivable	56,304	94,708
Customer receivable	-	93,373
Draw on broker commissions and advances, net of allowance of $502,827 in 2001 and zero in 2000.	407,822	290,258
	464,126	478,339
Prepaid expenses	48,979	31,531
Securities owned		
Marketable, at market value	3,750	294,004
Not readily marketable, at estimated fair value	4,539	23,794
	8,289	317,798
Secured demand notes	225,000	-
Property and equipment	102,524	104,869
Lease deposits	74,977	59,876
	$ 1,012,736	$ 1,280,270

LIABILITIES AND STOCKHOLDERS' EQUITY	2001	2000
Secured margin overdraft	$ 106,702	$ -
Accounts payable and accrued expenses	255,083	299,282
Securities sold, not yet purchased, at market value	-	22,223
Obligations under capital leases	30,537	15,076
	392,322	336,581
Subordinated borrowings	265,000	-
Stockholders' equity		
Common stock - no par value, 10,000 shares authorized, 3,537 and 2,352 shares issued and outstanding	2,513,000	1,728,000
Treasury stock - at cost, 25 shares	(25,000)	(25,000)
Retained deficit	(2,132,586)	(759,311)
	355,414	943,689
	$ 1,012,736	$ 1,280,270

BERRY-SHINO SECURITIES, INC.
STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
REVENUE		
Commissions	$ 2,790,838	$ 4,387,311
Foreign investment broker income	-	1,060,876
Net dealer inventory and investment losses	(216,347)	(148,409)
Interest	75,866	136,237
Other income	10,777	39,444
	2,661,134	5,475,459
EXPENSES		
Employee compensation and benefits	587,241	518,012
Commissions and floor brokerage fees	1,737,366	3,108,682
Foreign investment broker rebate expense	-	1,051,112
Communications	249,918	231,182
Occupancy	351,413	274,905
Interest	46,235	8,240
Other operating expenses	1,062,236	384,800
	4,034,409	5,576,933
NET LOSS	$ (1,373,275)	$ (101,474)

See Notes to Financial Statements

BERRY-SHINO SECURITIES, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	Common Stock	Treasury Stock	Retained Deficit
BALANCES AT DECEMBER 31, 1999	$ 728,000	$ (25,000)	$ (357,837)
Net loss	-	-	(101,474)
Sale of 235 common shares	1,000,000	-	-
Dividends paid to shareholders	-	-	(300,000)
BALANCES AT DECEMBER 31, 2000	1,728,000	(25,000)	(759,311)
Net loss	-	-	(1,373,275)
Sale of 1,185 common shares	785,000	-	-
BALANCES AT DECEMBER 31, 2001	$ 2,513,000	$ (25,000)	$ (2,132,586)

See Notes to Financial Statements

BERRY-SHINO SECURITIES, INC.
STATEMENTS OF CHANGES IN SUBORDINATED BORROWINGS
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

SUBORDINATED BORROWING AT DECEMBER 30, 1999	$	190,000
Payment of subordinated notes		(190,000)
SUBORDINATED BORROWING AT DECEMBER 30, 2000		-
Issuance of subordinated notes		265,000
SUBORDINATED BORROWING AT DECEMBER 30, 2001	$	265,000

See Notes to Financial Statements

BERRY-SHINO SECURITIES, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (1,373,275)	$ (101,474)
Adjustment to reconcile net loss to net cash used in operating activities		
Depreciation and amortization	48,793	36,919
Unrealized loss on securities owned	21,880	91,540
(Increase) decrease in		
Commissions receivable	38,406	276,540
Customer receivable	93,373	(93,373)
Draw on broker commissions and advances	(117,564)	(268,612)
Securities owned	287,629	(373,463)
Prepaid expenses	(17,449)	(11,889)
Lease deposits	(15,101)	(46,043)
Increase (decrease) in		
Accounts payable and accrued expenses	(44,199)	(172,269)
Securities sold, not yet purchased	(22,223)	22,223
Deferred rent payable	-	(7,371)
Total adjustments	273,545	(545,798)
Net cash used in operating activities	(1,099,730)	(647,272)
CASH FLOWS USED BY INVESTING ACTIVITIES		
Purchase of property and equipment	(46,448)	(101,970)
CASH FLOWS FROM FINANCING ACTIVITIES		
Net change in secured margin overdraft	106,702	-
Proceeds from issuance of common stock	785,000	1,000,000
Proceeds from issuance of subordinated notes	40,000	-
Payments of subordinated notes	-	(20,000)
Proceeds from obligations under capital lease	25,000	20,000
Payments on obligations under capital lease	(9,540)	(11,769)
Dividends paid to shareholders	-	(300,000)
Net cash provided by financing activities	947,162	688,231
NET DECREASE IN CASH	(199,016)	(61,011)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	287,857	348,868
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 88,841	$ 287,857

(Continued)

STATEMENTS OF CASH FLOWS

	2001	2000
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION		
Cash paid during the year for interest	**$ 45,605**	$ 26,528
NON CASH FINANCING ACTIVITIES		
Borrowings under secured demand note collateral agreements	**$ 225,000**	$ -
Relief of subordinated borrowings by secured demand note collateral agreement	**$ -**	$ 170,000

See Notes to Financial Statements

NOTE 1 - NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Berry-Shino Securities, Inc. (the Corporation) is a C Corporation, which was formed under the laws of the state of Arizona in July 1993. The Corporation is a broker-dealer registered with the Security and Exchange Commission (SEC) and is a member of the National Association of Security Dealers (NASD). The Corporation has operating offices in metropolitan Phoenix, Arizona and New York, New York, with satellite offices in New York, Colorado, North Carolina, and California.

CASH AND CASH EQUIVALENTS

For the purpose of the statement of cash flows, the Corporation considers all highly liquid assets having a maturity of three months or less to be cash equivalents. The Corporation maintains cash at a financial institution, which, at times, exceeds federally insured amounts.

SECURED MARGIN OVERDRAFT

Margin accounts maintained by the Corporation at a clearing broker-dealer may become overdrawn. These accounts are secured by collateral held by the clearing broker-dealer for demand notes related to the subordinated borrowings.

SECURITIES OWNED

Securities owned are classified as trading securities and recorded at published market value or at estimated fair market value, as determined by management. For the purpose of the statement of cash flows, trading securities are classified as operating activities.

PROPERTY AND EQUIPMENT

Property and equipment are recorded at cost and depreciated or amortized over the estimated useful life of the assets using the straight-line method for financial reporting purposes and accelerated methods for tax purposes.

COMMISSIONS

Commissions and related clearing expenses are recorded on a trade-date basis as security transactions occur.

ADVERTISING

Advertising costs are expenses as the advertising is incurred. Advertising expense in 2001 and 2000 was approximately $11,700 and $6,250, respectively

INCOME TAXES

The Corporation accounts for income taxes under the provisions of Statement of Financial Accounting Standards, No. 109, Accounting for Income Taxes. Under the asset and liability method of Statement No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis and operating

(Continued)

loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on the deferred tax assets and liabilities of a change in tax rates is recognized in income in the period of the enactment date.

At December 31, 2001 and 2000, the Corporation has approximately $1,005,000 and $135,000 respectively in net operating loss carryforwards available to reduce future taxable income. These carryforwards expire beginning in 2020. The recoverability of these loss carryforwards is contingent upon the Corporation's ability to generate future taxable income and accordingly will be recognized as the Corporation generates taxable income.

USE OF ESTIMATES

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that effect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE 2 - SECURITIES OWNED

Securities owned are classified as trading securities. Marketable securities are recorded at published market value. Securities not readily marketable include investment securities that cannot be offered or sold because of restriction or conditions applicable to the securities or that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933. At December 31, 2001 and 2000, securities not readily marketable consist of equity stocks, which are stated at their estimated fair market value, as determined by management.

NOTE 3 - PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31,:

	2001	2000
Furniture and fixtures	$ **107,171**	$ 78,940
Computers and equipment	**154,916**	136,699
Leasehold improvements	**4,265**	4,265
	266,352	219,904
Accumulated depreciation and amortization	**(163,828)**	(115,035)
	$ **102,524**	$ 104,869

Included in computers and equipment are assets subject to capital lease obligations. Such assets have a cost of $64,192 and $26,348 and accumulated amortization of $33,279 and $17,965 at December 31, 2001 and 2000, respectively.

NOTE 4 - OBLIGATIONS UNDER CAPITAL LEASES

The following is a schedule by years of future minimum annual lease payments under capital leases, together with the present value of the minimum lease payments as of December 31, 2001 :

2002	$	28,456
2003		7,527
		35,983
Amount representing interest and taxes		5,446
Present value of minimum payments	$	30,537
Present value of minimum lease payments is set forth in the balance sheet as follows:		
Obligations under capital leases	$	30,537

NOTE 5 - OPERATING LEASE COMMITMENTS

Future minimum annual lease payments under these operating leases are as follows at December 31, 2001 :

2002	$	272,459
2003		226,574
2004		213,377
2005		219,245
2006		225,289
Thereafter		520,790
	$	1,677,734

Lease expense under these leases was approximately $319,500 and $256,500 at December 31, 2001 and 2000, respectively.

NOTE 6 - SUBORDINATED BORROWINGS

The notes due to related parties, which are subordinated to claims of general creditors are as follows at December 31,:

	2001	2000
Subordinated note, 9.5%, due March 30, 2004	$ 100,000	$ -
Subordinated note, 8%, due September 30, 2002	40,000	-
Subordinated note, 8%, due September 29, 2004	125,000	-
	$ 265,000	$ -

(Continued)

The subordinated borrowings are due to certain of the Corporation's stockholders and were covered by agreements approved by the National Association of Securities Dealers, Inc. and were thus available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that such borrowings are required for the Corporation's continued compliance with minimum net capital requirements, they may not be repaid. $225,000 of the borrowings are secured by the demand notes.

Interest on the subordinated borrowings is not due until expiration. Interest expense recorded during the fiscal year ended December 31, 2001 and 2000 on subordinated borrowings was approximately $10,400 and $370, respectively.

NOTE 7 - NET CAPITAL REQUIREMENTS

The Corporation is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires a specific ratio of aggregate indebtedness to net capital, both as defined. At December 31, 2001 the Corporation had net capital of $2,554, which was $97,446 below its required net capital of $100,000. At December 31, 2000, the Corporation had net capital of $397,756, which was $297,750 in excess of the required net capital of $100,000. The Corporation's net capital ratio was 71 to 1 and .75 to 1 respectively.

NOTE 8 - SUBSEQUENT EVENTS

On February 27, 2002, the Corporation filed notice with the NASD that it would be under the Net Capital requirements as of December 31, 2001 when an amended Focus Report is filed. At that time the Corporation was ordered to cease operations until it took action to meet Net Capital requirements. The Corporation secured subordinated loans of $150,000 from shareholders and was allowed to resume operations the next business day.

# # # # #

BERRY-SHINO SECURITIES, INC.

SUPPLEMENTALY SCHEDULE OF COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION FOR THE YEAR ENDED DECEMBER 31, 2001

NET CAPITAL		
Total stockholders' equity qualified for net capital	$	355,414
Additions:		
Subordinated borrowings allowable in computations of net capital		265,000
Total capital and allowable subordinated borrowings		620,414
Deductions and/or charges for non-allowable assets		
Receivables - over 30 days		402,108
Securities - not readily marketable		4,539
Furniture, equipment, and leasehold improvements, net		87,255
Other assets		123,957
Net capital before haircuts on securities positions (tentative net capital)		2,555
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f)		
Other securities		-
	$	2,555
AGGREGATE INDEBTEDNESS		
Items included in balance sheet		
Accounts payable and accrued expenses	$	181,663
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required	$	100,000
Deficit net capital	$	(97,445)
Ratio: Aggregate indebtedness to net capital		71 to 1

BERRY-SHINO SECURITIES, INC.

SUPLEMENTAL SCHEDULE OF STATEMENT REGARDING RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

FOR THE YEAR ENDED DECEMBER 31, 2001

The Corporation is exempt from Rule 15c3-3 pursuant to paragraph (K)(2)(ii).

EideBailly LLP

Consultants • Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

The Board of Directors
Berry-Shino Securities, Inc.
Phoenix, Arizona

In planning and performing our audit of the financial statements of ***Berry-Shino Securities, Inc.*** (the Corporation), for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Corporation including tests of compliance of such practices that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3(e). Because the Corporation does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Corporation in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and the recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Corporation is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Corporation has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1702 East Highland • Suite 100 • Phoenix, Arizona 85016-4665 • 602.264.5844 • Fax 602.277.4845
Offices in Arizona, Iowa, Minnesota, Montana, North Dakota and South Dakota - Equal Opportunity Employer

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control component does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving the control environment and the accounting system and their operation that we consider to be material weaknesses as defined above. These conditions was considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements of ***Berry-Shino Securities, Inc.***, for the year ended December 31, 2001, and this report does not affect our report dated March 8, 2002.

Control Environment and Accounting System

Based upon our review of the Corporation's monthly and year-end Focus reports and discussions with Corporation representatives, certain accounting transactions and journal entries were not recorded in the proper period or in a timely manner. Consequently, the audited financial statements could not be filed by the required deadline of February 28, 2002. The amended Focus report as of December 31, 2001 included a decrease in net capital of approximately $175,000 due to changes recorded to the accounting records. The Corporation should implement procedures to record all material transactions and journal entries in the appropriate period in order to insure that its Focus reports are accurately prepared.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Corporation's practices and procedures, except as noted above, were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and it is not intended to be and should not be used by anyone other than these specified parties.

Eide Bailly LLP

Phoenix, Arizona
March 8, 2002